EXHIBIT 4.1

                           RIGHTS AGREEMENT AMENDMENT


     This Rights Agreement Amendment, dated as of March 1, 2000 (this "Amendment"), to the Rights Agreement, dated as of June 12, 1998 (the "Rights Agreement"), between Biopool International, Inc., a Delaware corporation (the "Company") and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

     The Company and the Rights Agent have heretofore executed and delivered the Rights Agreement. Pursuant to Section 28 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 28 thereof.

     In consideration of the foregoing premises and mutual agreements set forth in the Rights Agreement, as amended, and this Amendment, the parties hereto agree as follows:

     1. The definition of "Acquiring Person" in Section 1 of the Rights Agreement is hereby amended and restated to read in its entirety as follows:

               "`Acquiring Person' shall mean (i) any Person (as hereinafter defined) who is an Adverse Person (as hereinafter defined), or (ii) any Person who or which, together with all Affiliates (as hereinafter defined) and Associates (as hereinafter defined) of such Person, shall, subsequent to the Declaration Date, become the Beneficial Owners (as hereinafter defined) of 15% or more of the shares of Common Stock then outstanding, but shall not include (x) an Exempt Person (as hereinafter defined) or (y) any Person who becomes a Beneficial Owner of 15% or more of the share of Common Stock then outstanding solely because (1) of a change in the aggregate number of shares of Common Stock outstanding since the last date on which such Person acquired Beneficial Ownership of any shares of Common Stock, or (2) it acquired such Beneficial Ownership in the good faith belief that such acquisition would not (A) cause such Beneficial Ownership to equal or exceed 15% of the shares of Common Stock then outstanding (or, in the case of Xtrana, Inc., a Delaware corporation ("Xtrana"), the percentage Xtrana may hold without ceasing to be an Exempt Person) and such Person relied in good faith in computing the percentage of its Beneficial Ownership on publicly filed reports or documents of the Company which are inaccurate or out-of-date, or (B) otherwise cause a Distribution Date or the adjustment provided for in Section 14 to occur. Notwithstanding clause (y) of the prior sentence, if any Person that is not an Acquiring Person because of the operation of such clause (y) does not reduce its Beneficial Ownership of shares of Common Stock to less than 15% (or, in the case of Xtrana, the percentage Xtrana may hold without ceasing to be an Exempt Person) by the close of business on the fifth Business Day after notice from the Company (the date of notice being the first day) that such Person's Beneficial Ownership of Common stock so equals or exceeds 15% (or, in the case of Xtrana, the percentage Xtrana. may hold without ceasing to be an Exempt Person), such Person shall, at the end of such five Business Day period, become an Acquiring Person (and clause (y) shall no longer apply to such Person). For purposes of this definition, the determination whether any Person acted in "good faith" shall be conclusively determined by the Board of Directors, acting by a vote of those directors of the Company whose approval would be required to redeem the Rights under Section 25."



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     2.   The definition of "Exempt Person" in Section 1 of the Rights Agreement
is hereby amended and restated to read in its entirety as follows:

               "`Exempt Person' shall include (i) the Company, (ii) any Subsidiary (as hereinafter defined) of the Company, (iii) any employee benefit plan of the Company or any of its Subsidiaries, or any entity holding shares of Common Stock which was organized, appointed or established by the Company or any Subsidiary of the Company for or pursuant to the terms of any such plan and (iv) Xtrana, so long as its aggregate Beneficial Ownership of Common Stock does not exceed 19.9% of Common Stock then outstanding, and so long as Xtrana does not acquire any additional shares of Common Stock or commence a tender offer or an exchange offer for additional shares of Common Stock, other than in connection with the merger described in that certain Letter of Intent, dated March 10, 2000, between the Company and Xtrana (the "Letter of Intent")."

     3. Section 3(a) of the Rights Agreement is amended by adding a new sentence as the final sentence thereto, which shall read in its entirety as follows:

               "Notwithstanding anything in this Rights Agreement to the contrary, a Distribution Date shall not be deemed to have occurred solely as a result of (i) the approval, execution or delivery of the Merger Agreement described in the Letter of Intent (the "Merger Agreement") or any of the agreements or instruments required to be executed and delivered in connection with the transactions contemplated therein, or (ii) the consummation of the Merger (as defined in the Merger Agreement)."

     4. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

     5. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.

     6. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.


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         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.


                                       BIOPOOL INTERNATIONAL, INC.



                                       By:    /s/ JOHN H. WHEELER
                                              ----------------------------------
                                       Title: Chief Executive Officer



                                       AMERICAN STOCK TRANSFER & TRUST COMPANY



                                       By:    /s/ WILBERT MYLES
                                              ----------------------------------
                                       Title: Vice President


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